KIRKPATRICK & LOCKHART LLP
1800 Massachusetts Avenue, NW
Second Floor
Washington, DC 20036-1800
202.778.9000
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April 30, 2001


Viking Mutual Funds
1400 14th Avenue, SW
P.O. Box 500
Minot, ND  58702-500

Ladies and Gentlemen:
     Viking Mutual Funds ("Trust") is a business trust organized under the laws of the State of Delaware and governed by a Trust Instrument dated March 30, 1999. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest ("Shares"), in its series, Viking Tax-Free Fund for Montana, Viking Tax-Free Fund for North Dakota, Viking Large-Cap Value Fund and Viking Small-Cap Value Fund ("Funds").

     We have, as counsel, participated in various business and other Proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust Instrument and the By-laws of the Trust, the minutes of meetings of its board of trustees and other documents relating to its organization and operation, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that the Shares of the Funds may be legally and validly issued in accordance with the Trust's Trust Instrument and By-laws and subject to compliance with the Securities Act of 1933, the Investment Company
Act of 1940 and applicable state laws regulating the offer and sale of securities; and when so issued, the Shares will be legally issued, fully paid and non-assessable by the Trust.

     The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states which do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and could subject Trust shareholders to liability.

     To guard against this risk, the Trust Instrument: (i) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (ii) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond his or her investment because of shareholder liability is limited to circumstances in which: (i) a court refuses to apply Delaware law; (ii) no contractual limitation of liability is in effect; and (iii) the Trust itself is unable to meet its obligations.

     We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state securities laws in connection with the sale of Shares.

     We hereby consent to the filing of this opinion in connection with Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A (File Nos. 333-77993 and 811-9277) to be filed with the Securities and Exchange Commission. We also consent to the reference to our firm in the Prospectus and Statement of Additional Information filed as part of the Registration Statement. This opinion is valid as to each Fund named herein until the earlier of May 1, 2002 or the effective date of another registration statement or amendment on Form N-1A purporting to register shares of the same Funds.



                              Sincerely,



                              KIRKPATRICK & LOCKHART LLP